Exhibit 12.1

Camden National Corporation
Calculation of Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30,
	2008	2007	2006	2005	2004	2009
Ratios of earnings to fixed charges
Including interest on deposits (1)	1.36	1.50	1.55	1.90	2.20	1.82
Excluding interest on deposits (2)	1.82	2.34	2.63	3.39	4.11	2.89

a Net Income	$15,335	$20,283	$20,276	$21,380	$19,493	$17,546
b Income Taxes	5,383	8,453	9,111	9,968	9,721	7,898
c Interest Expense on Deposits	31,700	36,452	35,017	21,584	14,963	17,743
d Interest Expense on Borrowings	25,199	21,414	18,031	13,113	9,402	13,403
e Rent Expenses	55	—	—	—	—	41

(1)	(a+b+c+d+e)/(c+d+e)
(2)	(a+b+de)/(d+e)